UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
AtheroGenics, Inc.
(Name of Applicant)
8995 Westside Parkway,
Alpharetta, Georgia 30004
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
4 1/2% Convertible Notes due 2011	up to $100,000,000 aggregate principal amount
Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.
Joseph M. Gaynor, Jr.
Senior Vice President and General Counsel
AtheroGenics, Inc.
8995 Westside Parkway,
Alpharetta, Georgia 30004
(678) 336-2500
(Name and Address for Service)
With a copy to:
Tracy Kimmel
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036
(212) 556-2100
     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL
1.     General Information
     (a)     AtheroGenics, Inc. (the “Company”) is a corporation.
     (b)     The Company was organized under the laws of the State of Georgia.
2.     Securities Act Exemption Available
     Prior to the effective date of this Application for Qualification on Form T-3 (the "Application"), the Company intends to exchange (the "Exchange") up to $100,000,000 in aggregate principal amount of its 4 1/2% Convertible Notes due 2011 (the "New Notes") for the Company's outstanding 4 1/2% Convertible Notes due 2008 (the "Outstanding Notes") that are beneficially owned by certain existing holders (the "Holders"). If the Exchange is completed, the New Notes will be issued under and governed by the indenture (the “Indenture”) to be qualified under this Application. For more detailed information regarding the Indenture, please see Item 8 of this Application.
     As the New Notes are to be exchanged by the Company with certain existing noteholders exclusively and solely for Outstanding Notes, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for payments by the Company of the fees and expenses of its legal advisors and The Bank of New York Trust Company of Florida N.A., the trustee under the Indenture (the “Trustee”). No Holder has made or will be requested to make any cash payment to the Company in connection with the Exchange.
AFFILIATIONS
3.     Affiliates
     For purposes of this Application only, the directors and executive officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed to be affiliates of the Company.
MANAGEMENT AND CONTROL
4.     Directors and Executive Officers
     The following table lists the names and offices held by all directors and executive officers of the Company as of June 22, 2007. The mailing address of each director and executive officer is: c/o AtheroGenics, Inc., 8995 Westside Parkway, Alpharetta, Georgia 30004.

Name	Office
Russell M. Medford, M.D., Ph.D.	President, Chief Executive Officer and Director
Mark P. Colonnese	Executive Vice President, Commercial Operations and Chief Financial Officer
Robert A. D. Scott, M.D.	Executive Vice President, Research and Development and Chief Medical Officer
Joseph M. Gaynor, Jr.	Senior Vice President, General Counsel and Corporate Secretary
W. Charles Montgomery, Ph.D.	Senior Vice President, Business Development and Alliance Management
Brian Blakey, Pharm.D.	Vice President of Marketing
Charlie Deignan	Vice President of Finance and Administration, Principal Accounting Officer
Dave Edwards	Vice President of Early Development
Chuck Kunsch, Ph.D.	Vice President of Biology
Walker Long, M.D.	Vice President of Clinical Development
J. Christopher Prue, MBA	Vice President of Regulatory Affairs
James Sikorski, Ph.D	Vice President of Medicinal Chemistry

Name	Office
Cynthia Sundell, Ph.D.	Vice President of Pharmacology
Michael A. Henos	Chairman of the Board of Directors
R. Wayne Alexander, M.D., Ph.D.	Director
Samuel L. Barker, Ph.D.	Director
David Bearman	Director
Vaughn D. Bryson	Director
T. Forcht Dagi, M.D.	Director
Margaret E. Grayson	Director
Arthur M. Pappas	Director
William A. Scott, Ph.D.	Director
5.     Principal Owners of Voting Securities
     Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of its voting securities as of the date of this Application:

				Percentage of
				Voting Securities
Name and Mailing Address	Title of Class	Amount Owned		Owned(1)
OppenheimerFunds, Inc. Two World Financial Center 225 Liberty Street, 11th Floor New York, New York 10281	Common Stock	5,700,500	(2)	14.43%

Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	Common Stock	5,494,929	(3)	13.91%

Atticus Capital LP 152 West 57th Street, 45th Floor New York, New York 10019	Common Stock	4,765,700	(4)	12.07%

(1)	Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission. Percentages of shares beneficially owned are based on 39,494,492 shares of common stock outstanding as of May 31, 2007.

(2)	Based solely on the information contained in the Form 13F filed by OppenheimerFunds, Inc. on May 15, 2007.

(3)	Based solely on the information contained in the Form 13F filed by Wellington Management Company, LLP on May 15, 2007.

(4)	Based solely on the information contained in the Form 13F filed by Atticus Capital LP on May 15, 2007.
UNDERWRITERS
6.     Underwriters
     (a)     The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Security Underwritten
Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036	1 1/2% Convertible Notes due 2012

Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019	1 1/2% Convertible Notes due 2012

Underwriter’s Name and Mailing Address	Security Underwritten
J.P. Morgan Securities Inc. 277 Park Avenue New York, New York 10172	1 1/2% Convertible Notes due 2012

Lazard Frères & Co. LLC 30 Rockefeller Plaza New York, NY 10020	1 1/2% Convertible Notes due 2012
     (b)     No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Exchange and issued pursuant to the Indenture.
CAPITAL SECURITIES
7.     Capitalization
     (a)     The authorized and outstanding capital stock and debt securities of the Company as of May 31, 2007 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	100,000,000 shares	39,494,492 shares
Preferred Stock	5,000,000 shares	—
4 1/2 Convertible Notes due 2008	$100,000,000	$86,000,000
1 1/2 Convertible Notes due 2012	$200,000,000	$200,000,000
     In addition, the Company has outstanding 82,436 warrants to purchase common stock with a weighted average exercise price of $5.64 per share, all of which are currently exercisable.
     (b)     Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Board of Directors also has the authority to issue preferred stock with such voting rights as it may designate. As of the date of this Application, the Company has not issued any preferred stock.
INDENTURE SECURITIES
8.     Analysis of Indenture Provisions
     The New Notes will be issued under the Indenture to be dated as of date the Exchange is consummated or prior thereto and entered into between the Company and the Trustee. The following analysis is not a complete description of the Indenture provisions and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.
     (a)     Events of Default; Withholding of Notice
The following will be events of default under the Indenture:
•	the Company fails to pay principal or premium, if any, when due at maturity, upon redemption or otherwise on the New Notes;

•	the Company fails to pay any interest on the New Notes, when due and such failure continues for a period of 30 days;

•	the Company fails to convert the New Notes upon exercise of a holder’s conversion right;

•	the Company fails to provide notice of the occurrence of a designated event on a timely basis;

•	the Company fails to perform or observe any of the covenants in the Indenture for 60 days after notice;

•	certain events involving the Company’s bankruptcy, insolvency or reorganization; or

•	default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 30 days after written notice as provided in the Indenture.
     A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.
     A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of the Company’s common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange.
     A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the New Notes are then convertible) is not listed for trading on a U.S. national securities exchange.
     The Trustee may withhold notice to the holders of the New Notes of any default, except defaults in payment of principal, premium or interest on the New Notes. However, the Trustee must consider it to be in the interest of the holders of the New Notes to withhold this notice.
     If an event of default occurs and continues, the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal, premium, if any, and accrued interest on the outstanding New Notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving the Company, the principal, premium, if any, and accrued interest on the New Notes will automatically become due and payable. However, if the Company cures all defaults, except the nonpayment of principal, premium, if any, or interest, that became due as a result of the acceleration, and meets certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding New Notes may waive these past defaults.
     Payments of principal, premium, if any, or interest on the New Notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.
     The holders of a majority of outstanding New Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the Trustee, subject to limitations specified in the Indenture.
     No holder of the New Notes may pursue any remedy under the Indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the New Notes, unless:
•	the holder has given the Trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding New Notes make a written request, and offer reasonable indemnity, to the Trustee to pursue the remedy;

•	the Trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the New Notes;

•	the holder or holders have offered reasonable security or indemnity to the Trustee against any costs, liability or expense of the Trustee; and

•	the Trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.
     (b)     Authentication and Delivery of New Notes; Use of Proceeds
     The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by Chairman of the Board, Chief Executive Officer, President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”) and attested by the manual or facsimile signature of its Secretary or any of its Assistant Secretaries or its Treasurer or any of its Assistant Treasurers (which may be printed, engraved or otherwise reproduced thereon, by facsimile or otherwise) and delivered to the Trustee.

     The Trustee will authenticate and make available for delivery New Notes for original issue, upon receipt of a written order or orders of the Company signed by its Chairman of the Board, Chief Executive Officer, President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”), the Treasurer or any Assistant Treasurer or the Secretary or Assistant Secretary.
     The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.
     The Company will not receive any proceeds from the issuance of the New Notes. The New Notes are being issued solely in exchange for Outstanding Notes beneficially owned by the Holders.
     (c)     Release and Substitution of Property Subject to the Lien of the Indenture
     The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.
     (d)     Satisfaction and Discharge of the Indenture
     The Company may discharge its obligations under the Indenture while New Notes remain outstanding if: (i) either (a) all delivered and authenticated New Notes (other than those held in trust, destroyed, lost or stolen) have been delivered to the Trustee for cancellation or (b) all outstanding New Notes have become due and payable and the Company has deposited or caused to be deposited with the Trustee an amount sufficient to pay and discharge all outstanding New Notes; (ii) the Company has paid or caused to be paid all other sums payable by the Company under the Indenture; and (iii) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent for discharge of the Indenture have been complied with.
     (e)     Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture
     The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, a certificate signed by either the principal executive officer, the principal financial officer or the principal accounting officer of the Company as to the signer’s knowledge of the Company’s compliance with all terms, provisions and conditions in the Indenture and stating whether or not the signer knows of any default. If such signer knows of such a default, the certificate must describe the nature and status of the default.
     The Company will deliver to the Trustee, forthwith upon becoming aware of (i) any default in the performance or observance of any covenant, agreement or condition contained in the Indenture, or (ii) any event of default, an Officers’ Certificate specifying with particularity such default or event of default and further stating what action the Company has taken, is taking or proposes to take with respect thereto.
     The Company shall also comply with Section 314(a)(4) of the Trust Indenture Act without regard to any period of grace or requirement of notice, specifying each such default of which such signer has knowledge and the nature thereof.
9.     Other Obligors
     None.
     Contents of application for qualification. This Application comprises:
     (a)     Pages numbered 1 to 7, consecutively.
     (b)     The statement of eligibility and qualification on Form T-1 of The Bank of New York Trust Company of Florida, N.A., Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

     (c)     The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit No.	Description
Exhibit T3A	Fourth Amended and Restated Articles of Incorporation of AtheroGenics, Inc. (filed as Exhibit 3.01 to Amendment No. 1 to AtheroGenics’ Annual Report on Form 10-K for the year ended December 31, 2004 on April 6, 2005 and incorporated herein by reference).

Exhibit T3B-1	Third Amended and Restated Bylaws of AtheroGenics, Inc., as amended (filed as Exhibit 3.02 to AtheroGenics’ Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

Exhibit T3B-2	Amendment No. 1 to Third Amended and Restated Bylaws of AtheroGenics, Inc. (filed as Exhibit 3.02 to AtheroGenics’ Current Report on Form 8-K on December 8, 2006 and incorporated herein by reference).

Exhibit T3C*	Form of Indenture between AtheroGenics, Inc. and The Bank of New York Trust Company of Florida N.A., as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E	Not applicable.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G*	Statement of Eligibility of Trustee on Form T-1

*	Filed herewith.

SIGNATURES
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, AtheroGenics, Inc., a corporation organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Alpharetta and State of Georgia, on the 22nd day of June, 2007.
(SEAL)

ATHEROGENICS, INC.
By:	/s/ Mark P. Colonnese
Mark P. Colonnese
Executive Vice President, Commercial Operations and Chief Financial Officer

Attest:	/s/ Joseph M. Gaynor, Jr.
Joseph M. Gaynor, Jr.
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A	Fourth Amended and Restated Articles of Incorporation of AtheroGenics, Inc. (filed as Exhibit 3.01 to Amendment No. 1 to AtheroGenics’ Annual Report on Form 10-K for the year ended December 31, 2004 on April 6, 2005 and incorporated herein by reference).

Exhibit T3B-1	Third Amended and Restated Bylaws of AtheroGenics, Inc., as amended (filed as Exhibit 3.02 to AtheroGenics’ Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

Exhibit T3B-2	Amendment No. 1 to Third Amended and Restated Bylaws of AtheroGenics, Inc. (filed as Exhibit 3.02 to AtheroGenics’ Current Report on Form 8-K on December 8, 2006 and incorporated herein by reference).

Exhibit T3C*	Form of Indenture between AtheroGenics, Inc. and The Bank of New York Trust Company of Florida N.A., as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E	Not applicable.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G*	Statement of Eligibility of Trustee on Form T-1

*	Filed herewith.